EXHIBIT 99.13

Personal and confidential

OPTION AGREEMENT

    (option on subscription for shares in Proxima ASA at price below par)

NAME: Sven Skaug

    You are hereby assigned the right to subscribe for 10,000 shares at a price of NOK 40 per share, plus 1% per month, calculated from November 1998.

Conditions of the option scheme

Issue price

    The issue price is fixed at NOK 40 per share, plus an additional 1% of NOK 40 per month during the option's period of validity. The figure of NOK 40 corresponds to the shares' market value at the time the option was allocated, which was 1 November 1998. The addition of 1% per month will take place from the time the shares are allocated until the option is exercised. The issue price has been fixed taking account of current tax regulations and this means that no tax benefit has accrued from the allocation of options on 1 November 1998. Please refer also to the description of the tax implications in the enclosed information.

Exercise periods for the options

    Option holders have the opportunity to exercise 1/3 of the options from 01/07/99, 1/3 from 01/07/00 and the remaining 1/3 of the options from 01/07/01 (subject to approval by a new decision at the company's Annual General Meeting).

    In order to facilitate the practical implementation of the option scheme, option holders are given the right to exercise the first 1/3 of the options in the periods 1-10 September 1999, 1-10 December 1999, 1-10 March 2000 or 1-10 June 2000. Correspondingly, the exercise periods for the last two thirds of the options will be displaced by one and two years respectively. On the basis of the fixed regulation of the issue price mentioned in the above point, the issue price will vary according to the period in which the option holder exercises the options. Options which have not been exercised by 10 March 2002 at the latest will be discontinued.

Lapse of options

    Options (including any unexercised share of these) will lapse if your association with the company ceases. Options are non-transferable.

Date/Place:	17/3/99	Signature:	/s/ Sven Skaug